Exhibit 99.3

Execution copy

VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”) is made and entered into as of December 8, 2013 by and between Covidien Group S.À R.L., a Luxembourg company (“Parent”), and the undersigned shareholder (the “Shareholder”) of Given Imaging Ltd., a company organized under the laws of Israel (the “Company”).

RECITALS

A.           Simultaneously with the execution of this Agreement, the Company, Merger Sub (as defined below) and Parent are entering into an Agreement and Plan of Merger (the “Merger Agreement”), which provides for the merger (the “Merger”) of Rioja Israel (2013) Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of Parent (“Merger Sub”), with and into the Company, on the terms and subject to the conditions set forth therein, pursuant to which each issued and outstanding ordinary share, NIS 0.05 par value, of the Company (the “Ordinary Shares”) shall automatically be converted into and represent the right to receive the merger consideration as set forth in the Merger Agreement, on the terms and subject to the conditions set forth therein. The Shareholder has been provided with a copy of the Merger Agreement prior to its execution of this Agreement;

B.           As of the date hereof, the Shareholder is the owner of such number of Shares (as defined below) as is indicated on the signature page of this Agreement;

C.           Shareholder believes that the terms of the Merger and the Merger Agreement are fair and that it is in its best interest, as a shareholder in the Company, that the Merger be consummated;

D.           As a condition to its willingness to enter into the Merger Agreement, Parent has required that the Shareholder undertake in advance to vote its Shares in favor of the Merger; and

E.           For these reasons, and in consideration of the execution of the Merger Agreement by Parent and to enhance the likelihood that the Merger will be consummated, Shareholder, solely in its capacity as a shareholder of the Company, agrees and undertakes to vote the Shares in favor of the Merger and the approval of the Merger Agreement on the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, intending to be legally bound, the parties hereto agree as follows:

1.           Certain Definitions. Capitalized terms not defined herein shall have the meanings ascribed to them in the Merger Agreement.  For purposes of this Agreement:

(a) “Business Day” shall mean any day other than a Friday, Saturday, Sunday or other day on which the banks in New York or Israel are authorized by Law or executive order to be closed.

(b) “Expiration Date” shall mean the first to occur of (i) the termination of the Merger Agreement pursuant to Article IX thereof, or (ii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement.

(c) “Person” shall mean any (i) individual, (ii) corporation, limited liability company, partnership or other entity, or (iii) governmental authority.

(d) “Shares” shall mean: (i) all equity securities of the Company (including Ordinary Shares and all options, warrants, restricted stock and other rights to acquire Ordinary Shares) owned by the Shareholder as of the date of this Agreement; and (ii) all additional equity securities of the Company (including all additional Ordinary Shares and all additional options, warrants, restricted stock and other rights to acquire Ordinary Shares) of which the Shareholder acquires ownership during the period from the date of this Agreement through the Expiration Date or with respect to which, during such period, the Shareholder receives a voting proxy or similar voting power exercisable at the Shareholder's discretion; provided, however, that, when used with respect to the voting, consenting or taking action by or in the name of the Shareholder or any other Person acting on the Shareholder's behalf hereunder with respect to Shares, the term “Shares” shall only include the securities covered by clause (i) or (ii) that are entitled to be voted, or for which the Shareholder or any other Person acting on the Shareholder's behalf is entitled to consent or act, with respect thereto (which shall not include Shares that are subject to issuance upon the exercise of options, warrants and such other rights to acquire Ordinary Shares), and nothing herein shall require (and the Shareholder undertakes no obligation or makes no representation or warranty related to) the conversion, exercise or exchange of any security into securities entitled to be voted, or for which the Shareholder is entitled to consent or act, with respect thereto.

(e) “Transfer”.  The Shareholder shall be deemed to have effected a “Transfer” of a Share if the Shareholder: (i) sells, pledges, encumbers, grants or permits (including by not preventing where it has the power to prevent) to be sold, pledged, encumbered or granted an option or any security interest with respect to, transfers or disposes of such Share or any interest in such Share; or (ii) enters into an agreement or commitment providing for the sale of, pledge of, encumbrance of, grant of an option or any security interest  with respect to, transfer of or disposition of such  Share.

2.           Restrictions on Shares.

(a) The Shareholder shall not, directly or indirectly, during the period from the date of this Agreement through the Expiration Date, cause or permit any Transfer of any of its Shares to be effected, except for  (i) any Transfer to any other Person, including an Affiliate of the Shareholder, if (A) such Person, prior to or concurrently with such Transfer, shall have executed a voting undertaking on the same terms and conditions of this Agreement to which Parent is a beneficiary with respect to such Shares, and (B) the Shareholder shall continue to be jointly and severally liable to any breach of such voting undertaking by such other Person; or (ii) to an Affiliate of the Shareholder, if (A) upon such Transfer the Shareholder shall continue to be a beneficial owner of such Shares; and (B) the Shareholder shall continue to have the right to control the vote of such Shares in accordance with this Agreement.

(b) The Shareholder shall not, directly or indirectly during the period from the date of this Agreement through the Expiration Date, deposit (or permit the deposit of) any of its Shares in a voting trust or grant any proxy or enter into any voting agreement or similar agreement in contravention of the obligations of the Shareholder under this Agreement with respect to any such Shares. It is acknowledged that the Shareholder and Elron Electronic Industries Ltd. ("Elron") are parties to a voting agreement dated September 29, 2003 concerning the voting of the Shares, however, the Shareholder represents and warrants that nothing in such agreement contradicts or contravenes or conflicts with the terms of this Agreement and that the Shareholder shall not agree to, or reach any understanding concerning, the vote by any of the parties to such agreement which is different than the voting set forth in Section 3 hereof.

(c) The Shareholder shall not take any action that would (i) make any representation or warranty by the Shareholder in this Agreement to be untrue or incorrect; or (ii) have the effect of impairing the ability of the Shareholder to perform its obligations under this Agreement or preventing or delaying the consummation of any of the transactions contemplated hereby.

3.           Agreement to Vote Shares.  At every meeting of the shareholders of the Company called, and at every postponement or adjournment thereof, and on every action or approval by written resolution or consent of the shareholders of the Company, or in any other circumstance in which the vote, consent or other approval of the shareholders of the Company is sought (each, a “Voting Event”), until the Expiration Date, the Shareholder (solely in its capacity as such) shall be present (in person or by proxy) or cause to be present, and vote or cause to be voted, its Shares: (i) in favor of the approval of the Merger Agreement and the Merger and all the transactions contemplated by the Merger Agreement, including the Ancillary Agreements thereto; (ii) against (1) any Acquisition Proposal or Acquisition Transaction (other than the Merger Agreement or the transactions contemplated thereby, including the Merger) or any other action, proposal, agreement or transaction made in opposition to or competition with the Merger or the Merger Agreement or any document ancillary thereto, and (2) any other action, proposal, agreement or transaction that would reasonably be expected, or the effect of which would reasonably be expected to prevent, nullify, materially impede, interfere with, frustrate, delay, postpone, discourage or adversely affect the timely consummation of Merger or the other transactions contemplated by the Merger Agreement including the Ancillary Agreement thereto or the performance by the Shareholder of its obligations under this Agreement, in each case unless such Shares have already been voted pursuant to the Proxy (as defined below). Any such vote shall be cast (or consent shall be given) by the Shareholder in accordance with such procedures relating thereto so as to ensure that it is duly counted, including for purposes of determining that a quorum is present and for purposes of recording the results of such vote (or consent). Except as contemplated by this Agreement, the Shareholder (a) has not entered into, and shall not enter into at any time while this Agreement remains in effect, any voting agreement or voting trust with respect to its Shares that would prohibit, undermine, limit or otherwise adversely affect its compliance with its obligations pursuant to this Agreement, and (b) has not granted, and shall not grant at any time while this Agreement remains in effect, a proxy or power of attorney with respect to its Shares, in either case, which is inconsistent with its obligations pursuant to this Agreement.

4.           Non-Solicitation; No Effect on Fiduciary Relationship; No Other Relationship.

(a)  Between the date of this Agreement and the Expiration Date, the Shareholder shall not take any action that would constitute a violation of the provisions of Sections 5.2(a) and/or 5.2(b) of the Merger Agreement if taken by the Company, in each case with the limitations and exceptions of such provisions contemplated by Section 5.2 of the Merger Agreement that are applicable to the Company or its board of directors  (including the right to participate in discussions or negotiations on the circumstances set forth therein) being similarly applicable to the Shareholder.  Notwithstanding anything to the contrary set forth herein, neither the Shareholder nor any of its representatives shall have any liability pursuant to this Section 4(a) from and after the first to occur of (x) the Effective Time and (y) the date on which the Company has paid the Termination Fee; provided, however, that this sentence shall not limit the liability of the Shareholder for any willful breach of this Section 4(a) by the Shareholder.  For purposes of this Section 4(a), “willful breach” shall mean an act or failure to act of such person with the actual knowledge that the taking of such act or the failure to take such act would constitute a material breach of this Section 4(a).

(b)  Nothing in this Agreement or the Proxy shall restrict or limit the ability of any Person who is an officeholder or director of the Company (including, as applicable, any officeholder or director of the Company who is an Affiliate of the Shareholder) to take any action solely in his or her capacity as an officeholder or director of the Company to the extent expressly permitted by the Merger Agreement and none of such actions in such capacity shall be deemed to constitute a breach of this Agreement.  Nothing contained in this Agreement or the Proxy shall be deemed to vest in Parent or any other Person any direct or indirect ownership or incidence of ownership of or with respect to any Shares.  All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to the Shareholder, and neither Parent nor any other Person shall have any authority to exercise any power or authority to direct the Shareholder in the voting of any of its Shares, except as otherwise specifically provided herein.

5.   Proxy.  Concurrently with the execution and delivery of this Agreement, the Shareholder shall execute and deliver to Parent a proxy, irrevocable to the fullest extent permitted by law, in the form attached hereto as Exhibit A solely to vote its Shares in accordance with Section 3 of this Agreement, which proxy shall automatically expire upon the Expiration Date (the "Proxy").

6.   Representations and Warranties of Shareholders. The Shareholder, hereby represents, warrants and covenants to Parent and Merger Sub as follows:

(i)
the Shareholder is the owner, or otherwise entitled to direct the voting, of the Shares indicated under the Shareholder’s name on the signature page of this Agreement, and such Shares are free and clear of any Liens or adverse claims (except for such Liens arising under securities laws or for such Liens or adverse claims as would not prohibit, limit or otherwise conflict with the Shareholder’s compliance with its obligations pursuant to this Agreement). Without limiting the foregoing, except for proxies and restrictions in favor of Parent pursuant to this Agreement, and except for voting such Shares on the election of the Company's directors, the Shareholder has sole voting and dispositive power with respect to all of the Shareholder's Shares, with no restrictions on the Shareholder’s sole voting and dispositive power and no Person other than the Shareholder has any right to direct or approve the voting or disposition of any of the Shareholder's Shares. The Shareholder is not subject to any Contract that would in any way preclude, restrict, delay or prevent the consummation of the Merger and the other transactions contemplated by the Merger Agreement, and upon the Effective Time, the Shareholder shall not be subject to any such Contract.  The Shareholder does not own any securities of the Company other than the Shares indicated under the Shareholder’s name on the signature page of this Agreement. No private entity which is wholly-owned by the Shareholder owns any securities of the Company nor will any such entity own any securities of the Company as long as this Agreement is in effect. To the Shareholder's knowledge, after inquiry, as of November 26, 2013 no private entity controlled but not wholly-owned by the Shareholder (other than private entities controlled by Elron) owned any securities of the Company.

(ii)
(A) The Shareholder has full power and authority to make, enter into and carry out its obligations pursuant to the terms and conditions under this Agreement and the Proxy, and (B) the execution and delivery of this Agreement or the Proxy by the Shareholder do not, and the Shareholder’s performance of its obligations under this Agreement and the Proxy will not: (a) conflict with or violate any order, decree or judgment applicable to the Shareholder or to its Shares; or (b) result in any breach of or constitute a default (with notice or lapse of time, or both) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Lien on, any of its Shares pursuant to any agreement to which the Shareholder is a party or by which the Shareholder is bound or affected, except in each case as would not prohibit the Shareholder’s compliance with its obligations pursuant to this Agreement or the Proxy.

(iii)	No proxies or voting instructions relating to the Merger have been heretofore given or will be given in respect of the Shareholder's Shares, other than the Proxy.

7.           Additional Documents.  The Shareholder (in its capacity as such) and Parent hereby covenant and agree to execute and deliver any additional documents reasonably necessary to carry out the purpose and the intent of this Agreement and the Proxy.  Without limiting the generality or effect of the foregoing or any other obligation of the Shareholder hereunder, the Shareholder hereby authorizes Parent to deliver a copy of this Agreement and the Proxy to the Company and hereby agrees that the Company may rely upon such delivery as conclusively evidencing the agreements and understandings set forth herein and therein.  Prior to the Expiration Date, the Shareholder shall notify Parent promptly in writing of the acquisition of ownership of additional Shares by it or for its account after the date hereof, if any. Without limiting the foregoing, in the event of any share split, share dividend, reclassification, recapitalization or other change in the capital structure of the Company affecting the Shares, the number of Shares constituting the Shareholder's Shares shall be adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional securities issued with respect to or in exchange for such Shares.

8.           Information for Proxy Statement; Publication.  The Shareholder consents to Parent and Merger Sub publishing and disclosing in any filing required under applicable Law the Shareholder’s identity and ownership of Shares and the nature of the Shareholder’s commitments, arrangements and understandings under this Agreement and the Proxy, as well as attaching a copy of this Agreement and the Proxy as exhibits to any such filing, if required under applicable Law.  Shareholder shall not issue any press release or make any other public statement or other disclosure with respect to this Agreement, the Proxy, the Merger Agreement or the transactions contemplated hereby or thereby without the prior written consent of Parent, except as may be required of the Shareholder by applicable Law and, where such requirement under applicable Law arises, after giving Parent opportunity as practicable in the circumstances to comment on any such press release or statement and including therein such of Parent’s comments accepted by the Shareholder in its reasonable discretion. Notwithstanding the foregoing, without prior consent of Parent, the Shareholder may disseminate material substantially similar to material included in a press release or other document previously approved for public distribution by the other party.

9.           Legending of Shares; Rights Attached to the Shares. If so requested by Parent, the Shareholder agrees that its Shares shall bear a legend stating that they are subject to this Agreement and the Proxy.  Promptly after termination of this Agreement, Parent shall provide to the Company and to the Shareholder its consent that such legend shall be removed from any certificate for such Shares. Without derogating from any provisions to the contrary in this Agreement, the Proxy or the Merger Agreement, to the extent permitted under applicable Law, the provisions of this Agreement and the Shareholder's obligations hereunder shall attach to the Shareholder's Shares and shall be binding upon any Person to whom legal or beneficial ownership of the Shareholder's Shares shall pass, whether by operation of Law or otherwise, including, without limitation, the Shareholder’s administrators, liquidators, receivers, trustees, special managers, successors or other court appointed officers.

10.         Termination. This Agreement shall terminate and shall have no further force or effect as of the Expiration Date, provided that the Shareholder may terminate this Agreement by written notice to Parent in the event of an amendment of the Merger Agreement that materially adversely changes the economic rights of the Company's shareholders under the Merger Agreement (including, without limitation, any reduction in the Merger Consideration per Share, any extension of the Outside Date by more than 30 days and any increase in the Termination Fee), without the Shareholder's prior written consent thereto (which consent may not be given by any act under the Proxy); provided, however, that Section 11 shall survive any termination of this Agreement; and provided, further, that, subject to Section 4(a), the termination of this Agreement shall not relieve the Shareholder from any liability for any willful breach of this Agreement.

11.         Miscellaneous.

(a)  Severability.  If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (i) such provision will be fully severable, (ii) this Agreement will be construed and enforced as if such provision had never comprised a part hereof, (iii) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by such provision or its severance therefrom and (iv) in lieu of such provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such provision as may be possible.

(b)  Binding Effect and Assignment.  This Agreement and the Proxy and all of the provisions hereof and thereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors, permitted assigns, liquidators, receivers, special managers, trustees and other court appointed officers but neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without prior written consent of the other.

(c)  Amendments and Modification.  Neither this Agreement nor the Proxy may be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

(d)  Specific Performance; Injunctive Relief.  The parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached.  It is accordingly agreed that each party hereto shall be entitled to seek an injunction or injunctions to prevent breaches, or threatened or imminent breaches, of this Agreement by any of the other parties hereto and to enforce specifically the terms and provisions hereof in any court having jurisdiction relating to this Agreement as provided in clause (g) hereof without the necessity of demonstrating damages or posting a bond, this being in addition to any other remedy to which each party is entitled at law or in equity.

(e)  Notices.  All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (i) four (4) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service, or (iii) one (1) Business Day after being sent by email, by hand or by facsimile (with a written or electronic confirmation of delivery), in each case to the intended recipient as set forth below (or such other address provided in writing by the relevant party to the other party):

if to Parent, to:

c/o Covidien
15 Hampshire Street
Mansfield, MA 02048
Attention: Matthew Nicolella, Vice President - Chief Mergers & Acquisitions Counsel
Facsimile: (508) 261-8544
email: matthew.nicolella@covidien.com

with a copy (which shall not constitute notice) to

Meitar Liquornik Geva Leshem Tal
16 Abba Hillel Rd.
Ramat Gan 52506,
Israel
Attention:  Dan Shamgar, Advocate
Mike Rimon, Advocate
Facsimile: (972) 3-610-3111
email: dshamgar@meitar.com
mrimon@meitar.com

if to the Shareholder, to:

the address or facsimile number set forth on the signature page of this Agreement.

(f)  Governing Law.  This Agreement and any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, the negotiation, execution, existence, validity, enforceability or performance of this Agreement, or for the breach or alleged breach thereof (whether in contract, in tort or otherwise) shall be governed by and construed and enforced in accordance with the Laws of the State of Israel, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Israel or otherwise) that would cause the application of the Laws of any other jurisdiction.

(g) CONSENT TO JURISDICTION AND SERVICE OF PROCESS.

(i)
Each of the parties hereto (1) agrees that any actions or proceedings arising in connection with any dispute, controversy or claim arising under, relating to or in connection with this Agreement or the transactions contemplated hereby (including any dispute or controversy regarding the existence, validity, enforceability or breach of this Agreement), whether in contract, in tort or otherwise, shall be brought, tried and determined only in any court of competent jurisdiction located in Tel Aviv-Jaffa, Israel; (2) irrevocably and unconditionally consents and submits itself and its properties and assets to the jurisdiction of any court located in Tel Aviv-Jaffa, Israel in the event of any such action or proceeding; (3) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (4) waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (5) agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than the aforesaid courts.  Each of the parties hereto agrees that a final judgment in any action or proceeding in such courts as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law.

(ii)
Each of the parties hereto irrevocably consents to the service of the summons and complaint and any other process in any action or proceeding relating to the transactions contemplated by this Agreement, for and on behalf of itself or any of its properties or assets, in accordance with Section 11(e) or in such other manner as may be permitted by applicable Law, and nothing in this Section 11(g) shall affect the right of any party to serve legal process in any other manner permitted by applicable Law.

(h) Entire Agreement.  This Agreement together with the Proxy contains the entire understanding of the parties in respect of the subject matter hereof and supersedes all prior negotiations and understandings between the parties with respect to such subject matter.

(i) Effect of Headings.  Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever.

 (j) Drafting.  The parties hereto have participated jointly in negotiating and drafting this Agreement.  In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

 (k) Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.  This Agreement or any counterpart may be executed and delivered by facsimile copies or delivered by electronic communications by portable document format (.pdf), each of which shall be deemed an original.

{Signatures on Next Page}

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered on the day and year first above written.

COVIDIEN GROUP S.À R.L.

By:	/s/ Michelangelo Federico Stefani
Name: Michelangelo Federico Stefani
Title: General Manager

[signature page of the Covidien–Discount Investment voting agreement dated December 8, 2013]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered on the day and year first above written.

Discount Investment Corporation Ltd.

By:	/s/ Michel Dahan
Name: Michel Dahan
Title: Acting General Manager Vice President & Chief Financial Officer

By:	/s/ Raanan Cohen
Name: Raanan Cohen
Title: Vice President

Address: The Triangular Tower, 44th Floor, 3 Azrieli Center, Tel Aviv 6702301, Israel
Facsimile: +972-3-6075866
Attention: Chief Financial Officer

Shares owned:

4,719,528 Shares

EXHIBIT A
IRREVOCABLE PROXY

The undersigned hereby appoints Parent (as defined below) or another representative designated by it and each of them as my proxies and attorneys-in-fact, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, to Vote (as defined below) all Shares (as defined below), par value NIS 0.05 per share, of Given Imaging Ltd., an Israeli company (“Company”) as follows:

(a)           FOR (i) the approval and adoption of the Agreement and Plan of Merger, dated as of December 8, 2013 (the “Merger Agreement”), by and among the Company, Rioja Israel (2013) Ltd., an Israeli company and a wholly-owned subsidiary of Parent (“Merger Sub”), and Covidien Group S.À R.L., a Luxembourg company (“Parent”) and (ii) the approval of the Merger and all the transactions contemplated by the Merger Agreement including the Ancillary Agreements thereto, and

(b)           AGAINST (1) any Acquisition Proposal or Acquisition Transaction (as defined in the Merger Agreement) other than the Merger Agreement or the transactions contemplated thereby, including the Merger, or any other action, proposal, agreement or transaction made in opposition to or competition with the Merger or the Merger Agreement or document ancillary thereto, and (2) any other action, proposal, agreement or transaction that would reasonably be expected, or the effect of which would reasonably be expected, to prevent, nullify, materially impede, interfere with, frustrate, delay, postpone, discourage or adversely affect the timely consummation of the Merger or the other transactions contemplated by the Merger Agreement including the Ancillary Agreements thereto or the performance by the undersigned of its obligations under the Voting Agreement (as defined below).

The attorneys and proxies named above may not exercise this Proxy on any other matter except as set forth in (a) and (b) above. For the avoidance of doubt, the attorneys and proxies named above are not exercising their own discretion and are merely following the voting discretion already exercised by the undersigned reflected in the Voting Agreement.  The undersigned may Vote the Shares on all other matters.

“Shares” means: (i) all equity securities of the Company (including Ordinary Shares, par value NIS 0.05 per share, of the Company and all options, warrants, restricted stock and other rights to acquire Ordinary Shares) owned by the undersigned as of the date hereof; and (ii) all additional equity securities of the Company (including all additional Ordinary Shares and all additional options, warrants, restricted stock and other rights to acquire Ordinary Shares) of which the undersigned acquires ownership during the period from the date hereof through the Expiration Date (as defined in the Voting Agreement) or with respect to which, during such period, the undersigned receives a voting proxy or similar voting power exercisable at the Shareholder's discretion; provided, however, that for purposes hereof, the term “Shares” shall only include the securities covered by clause (i) or (ii) that are entitled to be voted, or for which the undersigned or any other Person acting on the undersigned's behalf is entitled to consent or act in lieu of voting with respect thereto (which shall not include Shares that are subject to issuance upon the exercise of options, warrants and such other rights to acquire Ordinary Shares), and nothing herein shall require (and the undersigned undertakes no obligation and makes no representation or warranty related to) the conversion, exercise or exchange of any security for which the undersigned has beneficial ownership into securities entitled to be voted, or for which the undersigned or such other Person is entitled to consent or act in lieu of voting with respect thereto.

“Vote” means voting in person or by proxy in favor of or against any action, otherwise consenting or withholding consent in lieu of such voting in respect of any action or taking other action in favor of or against any action. This Proxy applies to any Vote (i) at any meeting of the shareholders of the Company, and any adjournment or postponement thereof, at which the matters described above are considered, including the Special Meeting of Shareholders of the Company to be held as soon as practicable after the date hereof or (ii) in connection with any written consent of shareholders of the Company in lieu of such voting.

This Proxy is coupled with an interest, revokes all prior proxies granted by the undersigned with respect to the matters contemplated by the Voting Agreement, and is irrevocable and may not be revoked (to the fullest extent permitted by Israeli law) until such time as the Voting Agreement (the “Voting Agreement”), dated as of December 8, 2013, among the undersigned and Parent, terminates in accordance with its terms, at which time this Proxy shall expire. All authority herein conferred shall survive the death, incapacity of or the appointment of any liquidator, receiver, trustee, special manager or any other court appointed officer to the undersigned and shall be binding upon the heirs, estate, administrators, receivers, liquidators, trustees, special managers, personal representatives, successors and assigns of the undersigned.

Except as otherwise provided herein, capitalized terms that are used but not otherwise defined herein shall have the meaning assigned to such terms pursuant to the Voting Agreement.

Name of Shareholder:

Discount Investment Corporation Ltd.

/s/ Michel Dahan
Michel Dahan
Acting General Manager Vice President & Chief Financial Officer

/s/ Raanan Cohen
Raanan Cohen
Vice President

Dated: December 8, 2013